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                            October 8, 2021

       Paul Miceli
       Chief Financial Officer
       Ladder Capital Corp
       345 Park Avenue
       New York, NY 10154

                                                        Re: Ladder Capital Corp
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 26,
2021
                                                            File No. 001-36299

       Dear Mr. Miceli:

               We have reviewed your October 4, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 21, 2021 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Reconciliation of Non-GAAP Financial Measures
       Distributable Earnings, page 83

   1. We have considered your response to comment 1. Given the nature of your normal operations compared to
the nature of the gains/losses and prepayment penalties resulting from your COVID
Actions, we believe it is more appropriate to describe the impact of your COVID Actions on
distributable earnings through the proposed updates as outlined within your response
instead of making adjustments for the COVID Actions to arrive at distributable earnings.
Please revise future filings accordingly.
 Paul Miceli
Ladder Capital Corp
October 8, 2021
Page 2

       You may contact Babette Cooper, Staff Accountant at 202-551-3396 or Wilson Lee, Staff
Accountant at 202-551-3468 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNamePaul Miceli                            Sincerely,
Comapany NameLadder Capital Corp
                                                         Division of
Corporation Finance
October 8, 2021 Page 2                                   Office of Real Estate
& Construction
FirstName LastName